

October 2, 2015

Via Email
Hillary H. Holmes
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002

> **Re:** **Chesapeake Energy Corp.**
> **Schedule TO-I**
> **Filed October 1, 2015**
> **File No. 005-43515**

Dear Ms. Holmes:

We have conducted a limited review of the filing listed above and have the following comment. All defined terms used in this letter have the same meaning as in the Offer to Purchase included as an exhibit to the Schedule TO-I.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule TO-I filed October 1, 2015

1. You have indicated that Rule 13e-3 does not apply to this tender offer (by failing to check the box on the cover page of the Schedule TO-I that states that it does). In your response letter, please explain why. We note that Chesapeake's most recent Form 10-K filed on February 27, 2015 lists the subject class of convertible notes as registered under Section 12(b) of the Exchange Act; however, the disclosure in the Offer to Purchase states that the subject class of securities is not traded on an exchange. Please advise and address the applicability of Rule 13e-3 to this offer, as well as the inconsistent disclosure in the Offer to Purchase that indicates that there is no trading market for these notes. Alternatively, if upon reconsideration you believe Rule 13e-3 does apply to the offer, please file a

Schedule 13E-3 promptly and amend the Offer to Purchase to provide all of the additional disclosure required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3263 if you have questions about this comment or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions